SEALSQ Corp Reports H1 2025 Results; Provides Updates on its FY 2025 Revenue Guidance of $17.5 to $20.0 Million, Representing 59% to 82% Growth Year-on-Year, Strong Balance Sheet, Strategic Milestones, and Post-Quantum Growth Outlook

Schedules Conference Call and Webcast for Wednesday, September 10 at 9:00 am ET (3:00 pm CET)

•	Updates FY 2025 Revenue Guidance of Between $17.5 Million to $20.0 Million, Representing Year-on-Year Growth of 59% - 82%
•	New Quantum Resistant Chip Offering, Quantix Edge Security Joint Venture and IC’ALPS ASIC Acquisition Expected to Drive 2026 Revenue Growth and Global Expansion

Geneva, Switzerland, September 9, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today reports its interim financial results for the six-month period ended June 30, 2025 (H1 2025). The Company also provides updates on its year-to-date operational milestones, outlook for 2025 and growth opportunities for 2026 and beyond.

Key Financial and Operational Metrics

•	H1 2025 revenue of $4.8 million, consistent with H1 2024, in line with our expectations, and reflecting the continued strategic transition period ahead of the launch of our new post-quantum technologies
•	Cash reserves of $121 million as of June 30, 2025, up from $19 million at June 30, 2024, and $85 million at December 31, 2024
•	Operating loss of $21.2 million, up from $8.9 million in H1 2024, largely driven by a one-off stock-based compensation charge of $9.9 million.
•	FY 2025 revenue guidance of $17.5 to 20.0 million, representing between 59% and 82% growth year-on-year, incorporating a return to growth in demand for our current semiconductor products and the consolidated revenue of IC’ALPS since acquisition.
•	R&D Investments: $4.7 million in H1 2025, with over $7 million allocated in 2025, up from $5 million in 2024
•	New business pipeline of $170 million identified opportunities for 2026–2028 across PQC, ASIC, and sovereign semiconductor markets

•	2026 catalysts include the IC’ALPS acquisition, Semiconductor Personalization & Test Centers (including the Quantix Edge Security Joint Venture), and first sales of QVault™ TPM post-quantum resistant chip expected to drive further growth

Full Year 2025 Revenue Guidance and 2026 Growth Catalysts

•	2025 Full Year Outlook: The Company anticipates full year 2025 revenue to be in the range of $17.5 million to $20.0 million, representing year-on-year growth of between 59% and 82%. This full-year outlook includes the expected return to growth in the demand for our traditional products, the consolidated revenue of IC’ALPS since the completion of the acquisition on August 4, 2025, as well as our best estimate of the start date for the Quantix Edge Security project.

•	2026 and Beyond: The Company expects 2026 will be a period of further growth, fueled by several new revenue streams including a full year of revenue relating to the IC’ALPS acquisition, additional revenues from the Semiconductor Personalization & Test Center projects including the Quantix Edge Security project and the revenues from the launch of the TPM Post-Quantum resistant chip. SEALSQ plans to disclose additional expectations as its business continues to evolve but currently expects 2026 to reflect year-on-year revenue growth in the 50% to 100% range.

•	Business Pipeline: The Company’s new business pipeline continues to grow and is now standing at $170 million of revenue opportunities with both current and prospective clients for the period 2026 to 2028 (as of September 8, 2025). This is driven by surging demand for quantum-resistant security solutions and sovereign semiconductor design expertise.

Carlos Moreira, CEO of SEALSQ, commented: “With our H1 results now in hand, we have clear visibility into what promised to be a transformative second half of 2025. SEALSQ enters this period with a strong balance sheet, a deep pipeline, and the successful completion of several strategic milestones, including the IC’ALPS acquisition and the Quantix Edge Security Joint Venture. These achievements significantly strengthen our capabilities across semiconductor design, AI-enabled security, and next-generation cryptographic solutions. As global demand for advanced cybersecurity intensifies, SEALSQ is uniquely positioned to lead the transition to quantum-resilient security standards. By combining innovation, execution, and strategic partnerships, we are building the backbone of tomorrow’s trusted digital ecosystems, enabling enterprises, governments, and consumers to securely operate in an increasingly connected and quantum-ready world. With these foundations in place, we are confident in our ability to accelerate growth, expand market share, and create sustainable value for our stakeholders.”

Strategic Review and Business Updates

2025 has been a pivotal year for SEALSQ as we made substantial progress on advancing our mission to deliver quantum-resistant semiconductor solutions and secure digital infrastructures for a rapidly evolving global market. The first half of the year not only confirmed the strength of our strategy and the resilience of our operations, but also underscored the scale of the opportunities ahead.

As a fabless semiconductor innovator, SEALSQ designs and markets secure microcontrollers that anchor digital trust in a quantum-threatened world. We offer both off-the-shelf and custom-designed FIPS- and Common Criteria-certified quantum-resistant microcontrollers, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization. Our solutions protect industries such as IoT, Energy, Automotive, Smart Home, as well as sensitive applications in Healthcare and Defense. While the global embedded security chips market is projected to reach $7.3 billion in 2025, suppliers offering certified secure products remain scarce. This creates a significant opportunity for innovative players like SEALSQ.

As a result of our strengthened market recognition, bolstered by the growing awareness of the risks posed by quantum computing and the urgent need for secure microcontrollers to defend against these threats, SEALSQ is seeing increased investor confidence and strategic interest in its solutions. As a result, SEALSQ successfully raised over $140 million of additional capital since November 2024. This capital not only accelerates the development of its quantum-resistant product roadmap, but enables the Company to execute strategic investments that expand its capabilities, strengthen growth pipeline and position it at the forefront of the transition to quantum-resilient security.

Strategic Operational Milestones Achieved in H1 2025

•	Product and Technology Milestones
o	QUASAR Program: Engineering samples of the QS7001™ post-quantum microcontroller already delivered to initial partners in Q2 2025, with production samples and development kits scheduled to be shipped to customers at the end of Q3 2025, and initial revenues expected in 2026.
o	QVault TPM Commercialization: Pilot-Customer sampling for QVault TPM V183 is anticipated to begin in Q4 2025, and QVault TPM V185 sampling in Q1 2026 with initial revenue expected in 2026.
o	Launched the MS6003 Secure Element with FIDO2 passwordless authentication.
o	Deployed the INeS Box provisioning solution for factory IoT identity injection.
o	Introduced Quantum RootCA with OISTE Foundation for PQC-integrated PKI.
o	Received confirmation of VaultIC408 compliance with FIPS 140-3 requirements by UL independent lab test report (NIST is currently evaluating the lab report).

Strategic Investments and Partnerships

o	IC’ALPS Acquisition: On May 27, 2025, SEALSQ signed a share purchase agreement for the acquisition of IC’ALPS, a French ASIC design company and official partner of Intel Foundry, TSMC, and GlobalFoundries. This acquisition was subsequently completed on August 4, 2025. The acquisition bolsters SEALSQ’s custom chip and IP development capabilities, reinforcing its leadership in building a PQC-focused hardware ecosystem. Of note, for H1 2025, IC’ALPS generated an estimated unaudited French GAAP revenue of approximately $4.0 million, which is not included in the SEALSQ reported revenues for H1 2025.

o	Quantix Edge Security Joint Venture: The Government of Spain recently announced the launch of Quantix Edge Security project through the Spanish Society for Technological Transformation, for a total investment of EUR 40 million, of which SEALSQ, in conjunction with its parent WISeKey, is contributing approximately 25%. SEALSQ will provide additional updates regarding the Quantix Edge Security Joint Venture following the establishment of the Spanish entity which is estimated to be completed in early Q4 2025.
o	ColibriTD and QaaS Offering: SEALSQ completed an investment in ColibriTD, a Quantum-as-a-Service company. The initiative is part of SEALSQ’s previously announced $30 million budget allocated to invest and develop technological synergies with Quantum companies, aiming to offer a full panel of Quantum related services in applications like automotive, medtech, space etc.
o	WISeSat Investment: An investment of $10 million in WISeSat.Space AG (“WISeSat”) was also approved under the above mentioned $30 million budget, supporting the continued development of a quantum-ready satellite constellation. Two launches have been completed so far in 2025, giving WISeSat access to a total of 22 satellites. SEALSQ is actively advancing its roadmap to a constellation of 100 satellites to provide near-live connectivity, serving as a critical enabler for secure, quantum-resilient communications.”

•	Commercial Achievements
o	Expanded collaboration with Landis+Gyr, including a PKI deployment for 30 million utility users in Asia and agreed on further developments to serve the US market.
o	Strengthened presence in the Matter Smart Home segment by securing multi-year supply agreements with major global appliance manufacturers, including Hager and MIWA.
o	Advanced Card Reader business in Asia by onboarding a new customer with an annual order volume of several hundred thousand units.
o	Expanded global footprint by establishing a new sales office in India and appointing new distributors in Asia, Europe, and Turkey.

Strategic Investments Fueling Growth

Recent capital infusions have strengthened SEALSQ’s financial position, and enabled the accelerated development of its post-quantum chip portfolio as well as strategic investments such as the acquisition of IC’ALPS SAS for a base purchase price of EUR 12.5 million, the $10 million investment in WISeSat.Space for quantum-resilient satellite communication, and the progression of its global Design & Personalization Centers through the recently announced Quantix Edge Security project.

Additionally, SEALSQ’s continued investment in Research and Development (R&D) demonstrates its commitment to staying at the forefront of post-quantum innovation, focusing on the strategic importance of the development and commercialization of its next-generation cutting-edge Quantum Resistant chips. In H1 2025, SEALSQ invested $4.7 million, as part of a $7.2 million budget allocated for the full year.

SEALSQ’s robust cash reserve of $121 million as of June 30, 2025 ($150 million as of September 9, 2025), and its strong balance sheet have positioned it well to capitalize on opportunities arising from the growing demand for quantum-resistant technologies and drive the commercialization of our new technologies.

Regulatory Environment

The EU Cyber Resilience Act, U.S. Cyber Trust Mark, and UK PSTI Act mandate or strongly recommend secure identities and lifecycle management across IoT. Meanwhile, the urgency of post-quantum migration is already reflected by recent US Executive Order 14144. With an integrated portfolio spanning TPMs, secure elements, PKI, ASICs, PQC root-of-trust services, and quantum-ready satellites, SEALSQ is positioned to lead this shift. Our portfolio of products is aligned with these regulatory requirements, and SEALSQ continues to demonstrate strong leadership in post-quantum cryptography, secure semiconductors and digital trust ecosystems.

Conference Call

The Company will host a conference call to review its results on Wednesday, September 10, at 9:00 am ET (3:00 pm CET). If you wish to join the conference call, please use the dial-in information below:

•	Toll-Free Dial-In Number: 877-445-9755
•	International Dial-In Number: 201-493-6744

A simultaneous webcast of the call may be accessed online via the Investors section of the Company’s website, https://www.sealsq.com/investors/events or at https://event.choruscall.com/mediaframe/webcast.html?webcastid=3kaXtCxt.

The archived call will also be available on the Investors section of the Company's website, https://www.sealsq.com/investors/events.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, customer growth and business growth opportunities, joint venture opportunities and performance, the ability to realize returns from our investments, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the adoption of post-quantum semiconductors and the development of quantum computers; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com